                                                               EXHIBIT 12.3

                                      KC UNITED INC.
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND TO
               COMBINED FIXED CHARGES AND PREFERRED DIVIDEND REQUIREMENTS


                                                           Year ended December 31
                                              -------------------------------------------------
                                              1995       1994      1993      1992      1991
                                              -------------------------------------------------
                                                                (Thousands)
Net income from continuing operations         $202,363   $199,220  $192,120  $139,244  $181,530

Income taxes and Kansas City earnings tax      119,796    118,988    98,466    84,209   104,100

Interest component of rents                     23,615     22,061    22,281    20,966    11,623
Interest on long-term debt                     162,411    133,488   139,145   143,123   128,157
Interest on short-term debt                     11,701      5,151     3,012     9,750     9,596
Other interest expense
  and amortization                              18,047     14,304    14,458     7,901    15,307
                                              -------------------------------------------------
Total fixed charges                            215,774    175,004   178,896   181,740   164,683
                                              -------------------------------------------------

Earnings before taxes on
  income and fixed charges                     537,933    493,212   469,482   405,193   450,313
                                              =================================================

Ratio of earnings to fixed charges                2.49       2.82      2.62      2.23      2.73
                                              =================================================

Preferred dividends                              6,061      6,439    10,079     9,926    13,879
Income taxes required                            3,500      4,074     6,381     6,071     7,840
                                              -------------------------------------------------
Earnings before income taxes
  required for preferred dividends               9,561     10,513    16,460    15,997    21,719

Fixed charges (above)                          215,774    175,004   178,896   181,740   164,683
                                              -------------------------------------------------
Total combined fixed charges
  and preferred dividend
  requirements                                $225,335   $185,517  $195,356  $197,737  $186,402
                                              =================================================

Ratio of earnings to combined fixed
  charges and preferred dividend
  requirements                                    2.39       2.66      2.40      2.05      2.42
                                              =================================================